THIS DOCUMENT IS A CONFIRMING COPY OF THE SCHEDULE 13D
FILED ON FEBRUARY 19, 1997.


                               United States
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                        EL CHICO RESTAURANTS, INC.
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                             (Name of Issuer)


                  COMMON STOCK, PAR VALUE $.01 PER SHARE
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                      (Title of Class of Securities)


                                 282879105
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                              (CUSIP Number)


                          Frederick E. Rowe, Jr.
                         Greenbrier Partners, Ltd.
                       Rowe Family Partnership, Ltd.
                               1901 N. Akard
                           Dallas, Texas  75201
                               (214)720-2060
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             FEBRUARY 11, 1997
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                       (Date of Event which Requires
                         Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

(1)  Name of Reporting person                     Greenbrier Partners, Ltd.
     S.S. or I.R.S. Identification                75-2053243
     No. of Above Person (Not Required
     to Be Reported)

(2)  Check the Appropriate Box if a                    (a)
     Member of a Group (See instructions)              (b)X

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                Texas

Number of Shares         (7)  Sole Voting Power          181,300*
Beneficially Owned
by Each Reporting        (8)  Shared Voting              None
Person With:                    Power

                         (9)  Sole Dispositive           181,300*
                                Power

                         (10) Shared Dispositive         None
                                Power

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                      181,300*

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
     (See instructions)

(13) Percent of Class Represented by                     4.9%
     Amount in Row (11)

(14) Type of Reporting Person (See                       PN
     Instructions)
-------------------------
*  But see Item 5(b)

(1)  Name of Reporting person                          Rowe Family
                                                       Partnership, Ltd.
     S.S. or I.R.S. Identification                     75-2504379
     No. of Above Person (Not Required to Be Reported)

(2)  Check the Appropriate Box if a                    (a)
     Member of a Group (See instructions)              (b)X

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization              Texas

Number of Shares         (7)  Sole Voting Power        6,000*
Beneficially Owned
by Each Reporting        (8)  Shared Voting            None
Person With:                    Power

                         (9)  Sole Dispositive         6000*
                                Power

                         (10) Shared Dispositive       None
                                Power

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                    6,000*

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
     (See instructions)

(13) Percent of Class Represented by                   .16%
     Amount in Row (11)

(14) Type of Reporting Person (See                     PN
     Instructions)
-----------------------
*  But see Item 5(b)

ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $0.01 per share ("Common Stock"), of El Chico Restaurants, Inc., a Texas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 12200 Stemmons, Suite 100, Dallas, TX 75234.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a-c)     This Statement is filed by Greenbrier Partners, Ltd., a
Texas limited partnership ("Greenbrier Partnership") engaged in the business of investing in marketable securities and Rowe Family Partnership, Ltd., a Texas limited partnership ("Rowe Family Partnership") engaged in the business of investing in marketable securities. Frederick E. Rowe, Jr. is the general partner of Greenbrier Partnership and Rowe Family Partnership. Mr. Rowe's principal business is to serve as general partner of the Greenbrier Partnership and as owner and president of Rowe & Company, Inc. The address of the principal business office of Greenbrier Partnership, Rowe Family Partnership and Mr. Rowe is 1901 North Akard, Dallas, TX 75201.

      (d) Neither Greenbrier Partnership nor Rowe Family Partnership nor Mr. Rowe has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Greenbrier Partnership nor Rowe Family Partnership nor Mr. Rowe has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Rowe is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate of 181,300 shares of Common Stock beneficially owned by Greenbrier Partnership were purchased in transactions effected on the NASDAQ Stock Market, Inc. ("NASDAQ") for an aggregate purchase price of $1,361,890 (including brokerage commissions), all of which was derived from working capital. The 6,000 shares beneficially by Rowe Family Partnership were purchased in transactions effected on the NASDAQ Stock Market, Inc. ("NASDAQ") for an aggregate purchase price of $44,153 (including brokerage commissions), all of which was derived from working capital.

ITEM 4.   PURPOSE OF TRANSACTION.

     Greenbrier Partnership and Rowe Family Partnership have acquired the Common Stock owned by them solely for investment purposes. Subject to availability at prices deemed favorable to Greenbrier Partnership and Rowe Family Partnership, such reporting persons may purchase additional Common Stock from time to time in the open market or in privately negotiated transactions, or may dispose of all or a portion of the Common Stock presently held or hereafter acquired.

     Except as stated above, Greenbrier Partnership and Rowe Family Partnership have not formulated any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Greenbrier Partnership is the beneficial owner of an aggregate 181,300 shares of Common Stock, or 4.9% of all shares of Common Stock
outstanding.   Rowe  Family  Partnership is  the  beneficial  owner  of  an aggregate 6,000 shares of Common Stock, or .16% of all shares of Common Stock outstanding.

     According to the Issuer, a total of 3,697,375 shares of Common Stock were issued and outstanding as of February 11, 1996.

     (b) Greenbrier Partnership has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of the Common Stock owned by Greenbrier Partnership. Pursuant to the terms of the Limited Partnership Agreement of Greenbrier Partnership, Mr. Rowe, as the general partner of Greenbrier Partnership, has the power to manage the affairs of Greenbrier Partnership, including the right to vote and dispose of the shares of Common Stock owned by such partnership.

           Rowe Partnership has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock owned by Rowe Partnership. Pursuant to the terms of the Agreement of Limited Partnership of Rowe Partnership, Frederick E. Rowe, Jr., as the general partner of Rowe Partnership, has the power to manage the affairs of Rowe Partnership, including the right to vote and dispose of the shares of Common Stock owned by such partnership.

     (c ) During the last 60 days, Rowe Partnership did not participate in any transactions involving the Common Stock. Greenbrier Partnership effected the following transactions:

     Trade Date   Quantity       Price Per Share     Stock Exchange
     ----------   --------       ---------------     --------------
     12-13-96      13,000             7.064              NASDAQ
     12-16-96       8,500             6.963              NASDAQ
     12-20-96       2,500             6.948              NASDAQ
     01-20-97      15,000             6.939              NASDAQ
     01-28-97       5,000             6.943              NASDAQ
     02-04-97       5,000             6.943              NASDAQ
     02-11-97       6,000             6.567              NASDAQ

     (d)  Not applicable

     (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither Greenbrier Partnership nor Rowe Family Partners nor Mr. Rowe have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, other than the Greenbrier Partners, Ltd. Limited Partnership Agreement, dated as of October 16, 1985, pursuant to the terms of which Mr.

Rowe, as general partner, has the power to manage the affairs of Greenbrier Partnership, including the right to vote and to dispose of the Common Stock and other than the Rowe Family Partnership, Ltd. Limited Partnership Agreement, dated as of October 1, 1994, pursuant to the terms of which Mr. Rowe, as general partner, has the power to manage the affairs of Rowe Family Partnership, including the right to vote and to dispose of the Common Stock.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     The following are filed as Exhibits to this Statement on Schedule 13D:

Exhibit A      Greenbrier Partners, Ltd. --  Limited Partnership Agreement,
               dated as of October 16, 1985; and

Exhibit B      Rowe Family Partnership, Ltd. -- Limited Partnership
               Agreement, dated as of October 1, 1994

                                SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:    February 14, 1997

                              GREENBRIER PARTNERS, LTD.


                              /s/FREDERICK E. ROWE, JR.
                              -------------------------------------
                              Frederick E. Rowe, Jr.
                              General Partner


                              ROWE FAMILY PARTNERSHIP, LTD.

                              /s/FREDERICK E. ROWE, JR.
                              -------------------------------------
                              Frederick E. Rowe, Jr.
                              General Partner

                             INDEX TO EXHIBITS



EXHIBIT                                                            PAGE NO.
-------                                                            --------

*Exhibit A      Greenbrier Partners, Ltd. --  Limited Partnership
                Agreement, dated as of October 16, 1985

**Exhibit B     Rowe Family Partnership, Ltd. -- Limited Partnership
                Agreement, dated as of October 1, 1994

* Filed herewith.
**Filed in paper format under cover of Form SE.